December 4, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Christopher Chase, Attorney-Adviser

RE:	Intraware, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 25, 2008
File No. 000-25249

Ladies and Gentlemen:

On behalf of Intraware, Inc., we submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated December 2, 2008, relating to Intraware’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (File No. 000-25249) (“Amendment No. 1”).

Intraware is concurrently filing via EDGAR Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 2 (against Amendment No. 1).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with Intraware’s response. Except as otherwise specifically indicated, page references in our responses correspond to the applicable page of Amendment No. 2.

Background of the Merger, page 22

1.

We note your response to comment two in our letter dated November 21, 2008. In your revised disclosure on page 21, you state that Justin Benson, your Senior Vice President of Business Development and Sales, spoke with Richard Northing, Acresso Software Inc.’s Senior Vice President of Global Services, “to discuss their respective businesses generally.” Please disclose the respective general businesses to which you refer and whether discussions between these individuals, or other

Securities and Exchange Commission

Re: Intraware, Inc.

December 4, 2008

representatives of you and Acresso Software, occurred on a regular basis and in the ordinary course of business. Also, please describe how and why this particular discussion was initiated.

RESPONSE: As requested, Amendment No. 1 has been revised beginning on page 22 to disclose (1) the businesses referred to in that paragraph, (2) whether discussions between Mr. Benson and Mr. Northing, or other representative of Intraware and Acresso, occurred on a regular basis and in the ordinary course of business and (3) to describe how and why this particular discussion was initiated.

2.	We note your response to comment three in our letter dated November 21, 2008. Please revise your filing to include the first five sentences of that response or tell us why it is not appropriate for you to do so.

RESPONSE: As requested, Amendment No. 1 has been revised on page 23 to include the first five sentences in the response to comment three in the Staff’s letter dated November 21, 2008.

3.	We note your response to comment six in our letter dated November 21, 2008. In that response, as well as in your disclosure, you state that Thoma Bravo Fund IX, LP, an investment vehicle managed by Thoma Bravo, LLC, entered into an equity commitment agreement to purchase up to $20.2 million of equity securities of Acresso Holding, LLC and that Acresso Holding has agreed to contribute the proceeds of this purchase to Acresso Software Inc. “to fund Acresso’s obligations under the merger agreement.” In this regard, you state that you believe that the equity commitment letter provides you with “additional assurance” that Acresso Software will have available the funds required to consummate the merger because Acresso Software would have, in addition to its own cash resources and your cash resources, “access to funds of Thoma Bravo in order to consummate the merger.” Please tell us, with a view toward disclosure, whether the financing of the proposed merger is assured without the funds described in the equity commitment letter and discuss Acresso Software’s ability to fund the merger on its own. Also, please disclose, if true, that Thoma Bravo Fund has the ability presently to satisfy its $20.2 million equity commitment. Further, please discuss the manner in which Acresso Holding has agreed to contribute the proceeds from Thoma Bravo Fund’s purchase to Acresso Software and whether Acresso Holding has committed to doing so in writing.

RESPONSE: Amendment No. 1 has been revised on pages 8, 9, 37 and 38 (1) to disclose whether the financing of the proposed merger is assured without the funds described in the equity commitment letter, (2) to discuss Acresso Software’s ability to fund the merger on its own and (3) to provide disclosure regarding Thoma Bravo Fund’s ability presently to satisfy its $20.2 million equity commitment.

Securities and Exchange Commission

Re: Intraware, Inc.

December 4, 2008

Acresso Holding, LLC is party to the equity commitment letter, pursuant to which it has agreed in writing to contribute the proceeds it receives from the purchase of equity securities by Thoma Bravo and its co-investors to Acresso, subject to the terms and conditions of the equity commitment letter. Intraware understands that such a contribution of proceeds to Acresso would likely be effected through an equity investment in Acresso, or a loan made to Acresso, by Acresso Holding, LLC.

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Securities and Exchange Commission

Re: Intraware, Inc.

December 4, 2008

In light of Intraware’s and Acresso’s desire to hold the stockholders’ meeting and, if stockholder approval is obtained, complete the merger as promptly as practicable, we respectfully request that the Staff confirm that our responses address the Staff’s comments or provide us with any additional comments as promptly as practicable. To the extent that the Staff has any questions or requires any additional information we would be happy to provide it on an expedited basis.

Please direct any questions or comments that you may have to the undersigned (650-849-3223) or Ben Hance (650-565-3701). Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	Mr. Peter H. Jackson, Intraware, Inc.
Ms. Wendy Nieto, Intraware, Inc.
Lisa Haugh, Esq., Intraware, Inc.
David Segre, Wilson Sonsini Goodrich & Rosati, P.C.
Ben Hance, Wilson Sonsini Goodrich & Rosati, P.C.